Exhibit 2.21

EQUINOX MINERALS LIMITED

SUPPLEMENT TO THE

MANAGEMENT INFORMATION CIRCULAR

dated March 14, 2011

with respect to the

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD

TUESDAY, APRIL 26, 2011

April 7, 2011

These materials are important and require your immediate attention. They require Equinox Minerals Limited shareholders to make an important decision. If you are in doubt as to how to decide, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agents:

Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1487 or at 1-416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com

Shareholders in Australia may contact Global Proxy Solicitation by telephone, toll-free at 1300 667 690.

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR

This supplement (the “Supplement”) to the management information circular of Equinox Minerals Limited (“Equinox” or the “Company”) dated March 14, 2011 (the “Circular”) is being sent to Shareholders in connection with the special meeting of Shareholders (the “Meeting”) to be held at the Toronto Stock Exchange, Broadcast Centre, Gallery, 130 King Street West, Toronto, Ontario, on Tuesday, April 26, 2011 at 10:00 a.m. (Toronto time), for the purposes set out in the Notice of Meeting.

The Supplement amends and supplements the Circular pursuant to which Shareholders are being asked to consider and vote upon the Share Issuance Resolution on the terms and conditions more particularly described in the Circular. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Circular continue to be applicable in all respects. Capitalized terms used in this Supplement that are defined in the Circular have the respective meanings given to them in the Circular.

RECORD DATE

Only the Company’s Shareholders and holders of CHESS Depositary Interests (“CDIs”) of record at the close of business on March 9, 2011 are entitled to receive notice and to vote at of the Meeting and any adjournment or postponement thereof.

MEETING PARTICIPATION

Shareholders and holders of CDIs are invited to attend the Meeting in person.

Registered Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy delivered to Shareholders with the Circular and return it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, Attention: Proxy Department, in the envelope provided for that purpose or by facsimile at 416-263-9524 or 1-866-249-7775 (toll-free from North America), and the form of proxy must be received at the address shown on the proxy not later than 10:00 a.m. (Toronto time) on April 22, 2011 or 48 hours prior to any adjournment or postponement of the Meeting (Saturdays, Sundays and holidays excepted).

Non-registered Shareholders who receive these materials through their broker or other intermediary should complete and send the voting instruction form or form of proxy delivered to Shareholders with the Circular, as applicable, in accordance with the instructions provided by their broker or other intermediary.

Non-registered Shareholders who receive these materials directly from the Company’s transfer agent, Computershare Investor Services Inc., and not through their broker or other intermediary should complete and deliver the form of proxy in the manner described above for registered Shareholders.

Holders of CDIs must complete, sign and return the CDI Voting Instruction Form delivered to such holders with the Circular to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria 3001 Australia or by facsimile at 1-800-783-447 (within Australia) or +61 3 9473 2555 (outside Australia) or online at www.investorvote.com.au so that each CDI holder may elect to direct CHESS Depositary Nominees Pty Ltd. (“CDN”) to vote the relevant underlying common shares on his or her behalf or instruct CDN to appoint such CDI holder or his or her nominee as proxy to vote the common shares underlying the CDIs in person at the Meeting. In either case, the CDI Voting Instruction Form must be received at the address shown on the form by not later than 10:00 a.m. (Melbourne time) on April 22, 2011 or 48 hours prior to any adjournment or postponement of the Meeting (Saturdays, Sundays and holidays excepted).

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Supplement, the Circular, the pro forma consolidated financial statements of Equinox and some of the material incorporated by reference into this Supplement or the Circular contain “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the timing and amount of estimated future production, estimated costs of future production, capital, operating and exploration expenditures, costs and timing of the potential expansion of the Lumwana copper mine in Zambia and development of the Jabal Sayid cooper-gold project in the Kingdom of Saudi Arabia, the future price of copper and uranium, the estimation of mineral reserves and mineral resources (including conceptual estimates), the realization of mineral reserve estimates, the costs of Equinox’s hedging policy, costs and timing of future exploration, requirements for additional capital, government regulation of exploration, development and mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, and limitations of insurance coverage. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by Equinox, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors and risks include, among others, those factors and risks discussed in the section entitled “Forward-Looking Information” in the Circular, in the section entitled “Risk Factors” in Equinox’s annual information form, dated March 14, 2011, and in Equinox’s most recently filed Management’s Discussion and Analysis.

Except as required by law, Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

INFORMATION CONCERNING LUNDIN

Except as otherwise indicated, the information concerning Lundin contained in this Supplement or the Circular has been taken from or is based upon Lundin’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Equinox has no knowledge that would indicate that any statements contained herein concerning Lundin taken from or based upon such documents and records are untrue or incomplete, neither Equinox nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Lundin’s financial statements or Lundin’s mineral reserve and mineral resource estimates, or for any failure by Lundin to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Equinox. Equinox has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Lundin’s publicly available documents or records or whether there has been any failure by Lundin to disclose events that may have occurred or may affect the significance or accuracy of any information.

For further information regarding Lundin, please refer to Lundin’s filings with the Canadian Securities Administrators which may be obtained through the SEDAR website at www.sedar.com.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

NEITHER THE OFFER NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE OFFER HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS SUPPLEMENT OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Shareholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Equinox is a corporation existing under the laws of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Equinox or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

Information concerning the properties and operations of Lundin and Equinox has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Supplement or the Circular have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference in this Supplement or the Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Supplement or the Circular and the documents incorporated by reference herein or therein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Shareholders should be aware that the transaction described in this Supplement or the Circular may have tax consequences in both the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Circular.

It may be difficult for shareholders in the United States to enforce their rights and any claims they may have arising under U.S. securities laws since Equinox is a corporation existing and governed under the laws of Canada, and that some or all of its directors, officers and the experts named in the Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Equinox, its respective officers and directors or the experts named in the Circular, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

April 7, 2011

RECENT DEVELOPMENTS

Since the date of the Circular there have occurred certain developments relating to Equinox and the Offer which are summarized below.

Lundin Directors’ Circular and Equinox Response

On March 21, 2011, the Board of Directors of Lundin issued their circular (the “Lundin Directors’ Circular”) recommending that shareholders of Lundin reject the Offer. On March 22, 2011, Equinox issued a press release responding to various assertions made in the Lundin Directors’ Circular.

Termination of Lundin-Inmet Arrangement and Lundin Shareholder Rights Plan

On March 29, 2011, Lundin and Inmet jointly announced that they had terminated the arrangement agreement dated January 12, 2011 between them. The terms of their termination include a payment by Lundin of a $120 million termination fee to Inmet in the event that the Offer by Equinox is successful within six months of February 28, 2011. Lundin also announced on March 29, 2011 the adoption of a shareholder rights plan for the stated purpose of enabling “a full consideration of strategic alternatives”.

Announcement of Unsolicited Take-over Bid Offer for Equinox

On April 3, 2011, Minmetals Resources Limited (“Minmetals”) announced that it intended to make an unsolicited take-over bid offer to purchase all of the outstanding common shares of Equinox at a price of $7.00 per share (the “Minmetals Announcement”). On April 4, 2011, Equinox issued a press release stating that the board of directors of Equinox would be meeting to consider Minmetals’ unsolicited proposal, and would comment further following careful consideration of the terms and implied value for Equinox. As of the date of this Supplement, Equinox has not received a formal written offer from Minmetals.

Postponement of Meeting

On April 4, 2011, Equinox announced that it had postponed the Meeting so as to allow time for Shareholders to receive and review the recommendation of the board of directors of Equinox in relation to the unsolicited take-over bid proposal announced by Minmetals. The Meeting had been originally scheduled to be held on Monday, April 11, 2011 but has been rescheduled for Tuesday, April 26, 2011 at 10:00 a.m. (Toronto time).

Extension of Offer for Lundin

By notice to the depositary and information agent under the Offer given on April 7, 2011, Equinox extended the expiry time of the Offer from 6:00 p.m. (Toronto time) on April 14, 2011 to 6:00 p.m. (Toronto time) on April 29, 2011, unless the Offer is further extended or withdrawn.

SUPPLEMENTAL INFORMATION

Revised Pro Forma Financial Statements

Attached as Schedule 1 to this Supplement are revised unaudited pro forma consolidated financial statements giving effect to the successful completion of the Offer, consisting of an unaudited consolidated balance sheet as at December 31, 2010 and an unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2010. These revised unaudited pro forma consolidated financial statements replace entirely the unaudited pro forma consolidated financial statements included in Schedule 2 to the Circular.

Supplemental Disclosure

Acquisition Debt

Equinox believes that the available capital resources and cash flow of a combined Lundin-Equinox entity will be capable of comfortably servicing the anticipated debt service charges associated with the Offer and, to the extent that it is desirable to do so, repaying principal on a timely basis in the period following closing.

Equinox has entered into the Commitment Letter to provide new committed credit facilities in the amount of US$3,200 million in order to finance the cash payable under the Offer, refinance existing indebtedness and pay the anticipated transaction costs in connection with the Offer. As described in the Company’s revised unaudited pro forma financial statements included with this Supplement, the combined Equinox-Lundin would be expected to have approximately US$10.1 billion in total assets and approximately US$5.3 billion in total liabilities (as at December 31, 2010 on a pro forma basis). At the same time, the combined entity would be expected to have approximately US$520 million in cash and cash equivalents available to it, and substantial anticipated positive cash flow going forward – on a pro forma basis for the 12 months ended December 31, 2010 (which period did not yet reflect the a full year of fully-ramped up operations at Lumwana), the combined entity generated approximately US$1 billion of adjusted EBITDA. Using the market value of equity based on the closing price of the Equinox Shares on the TSX on April 1, 2011 (the last trading day prior to the Minmetals Announcement), the combined company would have an enterprise value of approximately US$10 billion.

The revised unaudited pro forma statement of operations for the twelve months ended December 31, 2010 attached hereto as part of Schedule 1 includes an aggregate assumed interest expense for the twelve months ended December 31, 2010 of the Bridge Facility of US$328 million. Equinox is, however, expecting to refinance the Bridge Facility using a combination of medium and long term debt instruments, which are likely to include a term loan and revolving facility from commercial banks, convertible bonds and high yield bonds. Assuming favourable market conditions, it is likely that it will seek to complete such refinancing as soon as practicable following a drawdown under the Bridge Facility and a take up of Common Shares under the Offer. It is not possible to forecast the actual specific commercial terms of the various debt instruments likely to be included in a refinancing of the Bridge Facility, though based on current market conditions, Equinox expects the various instruments involved in the anticipated refinancing to result in an aggregate longer-term annual interest cost that is meaningfully lower than that provided under the Bridge Facility and indicated in the accompanying unaudited pro forma financial statements.

Equinox believes that, in light of the foregoing, the combined entity will be able to comfortably service the anticipated levels of acquisition debt following completion of the Offer, based both on existing consensus analyst copper price forecasts, and on downside copper price scenarios, and whether or not the Bridge Facility is refinanced in the short term on favourable terms. Based on current analyst consensus copper prices for the next four years, Equinox would expect to return to a net cash position (i.e., aggregate cash resources on the balance sheet exceeding any remaining debt) within that period, after incurring planned capital expenditures for expansions within the combined company and including any incremental debt service costs.

In addition, Equinox has stress-tested its repayment capabilities in respect of the anticipated acquisition debt over the next four years, utilizing the following “downside” assumptions: (i) US$3.50 per pound of copper in 2011, US$3.00 per pound of copper in 2012, US$2.25 per pound of copper in 2013 and US$1.75 per pound of copper in 2014; (ii) negative cash flows from the Tenke Fungurume project (while funding necessary capital expenditures for project expansions); (iii) the production rate at the Lumwana mine remaining at 25 Mtpa and no expansion is undertaken to increase production at the facility within that time period; (iv) that operating expenditures and sustaining capital are reduced to levels commensurate with a slowing economy and reduced demand, as was done during the period of the 2008 financial crisis; and (v) that no refinancing of the Bridge Facility is effected prior to 2014, and that as a result the Bridge Facility remains outstanding without the benefit of the more favourable interest costs likely to be generated by a successful refinancing prior to that time. Under such a “downside” scenario, Equinox would be able to continue to comfortably service outstanding indebtedness while continuing to fund anticipated capital expenditures over the period between the completion of the Offer and the end of 2014.

Under Canadian generally accepted accounting principles, Equinox is required to treat the entirety of the Bridge Facility as a current liability based on the contractual terms of the Bridge Facility. These terms contemplate, amongst other things, a refinancing of amounts drawn under the Bridge Facility. As a result, the unaudited pro forma balance sheet as at December 31, 2010 indicates that the current liabilities of the combined entities would exceed their current assets, giving rise to a technical working capital deficiency. Equinox expects to refinance the full amount drawn under the Bridge Facility with long term facilities that would be classified as non-current liabilities for accounting purposes, thereby rectifying the working capital deficiency. No repayments of principal are required to be made during the six-year term of the Bridge Facility other than in connection with certain defined events generating proceeds out of the ordinary course of business, such as asset sales and debt or equity financings. For these reasons Equinox believes the pro forma working capital deficiency is not meaningful from a shareholder’s perspective and does not reflect the actual liquidity position of Equinox.

Reconciliation of pro forma adjusted EBITDA to pro forma net income

in $000’s (USD)	As per revised pro forma financial statements
Net income before tax	105,249
Interest and financing expense	453,747
Amortization/depletion	315,035
Depreciation on non-mining assets	5,529

EBITDA	879,560

Notes:

The EBITDA figures above are after the following adjustments of a once off or non-recurring nature:

Equinox’s transaction costs	41,512
Break fee	124,536
Citadel transaction costs	6,029

172,077

Adjusted EBITDA	1,051,637

Supplemental Source of Funds Disclosure

Disclosure under the heading “The Offer – Source of Funds” in the Circular is amended by adding the following:

“Equinox is not required to make any amortization payments of principal under the terms of the Bridge Facility. Prior to the earlier of the first anniversary of initial utilization of the Bridge Facility and the occurrence of certain defined events, the net proceeds to Equinox or any subsidiary of Equinox from (a) the sale or other disposition of any property or assets of Equinox or its subsidiaries (other than dispositions of inventory in the ordinary course of business and certain proceeds reinvested in long-term assets), (b) insurance paid on account of any loss of any property or assets of Equinox or its subsidiaries (other than certain proceeds reinvested in long-term assets), (c) the issuance of equity securities of Equinox or its subsidiaries (other than issuances pursuant to employee stock plans) and (d) the incurrence of debt securities or bank borrowings by Equinox or its subsidiaries, must be used to repay outstanding amounts under the Bridge Facility, including accrued interest to the date of prepayment. On and after the earlier of the first anniversary of the initial utilization of the Bridge Facility and the occurrence of certain defined events, the net proceeds to Equinox or any subsidiary of Equinox from the sale or other disposition of property or assets of Equinox or its subsidiaries (other than dispositions of inventory in the ordinary course of business and certain proceeds reinvested in long-term assets), must be used to repay outstanding amounts under the Bridge Facility, including accrued interest to the date of prepayment. Upon the occurrence of a change of control of Equinox, Equinox will be required to prepay in full all amounts outstanding under the Bridge Facility at par plus accrued interest to the date of prepayment, plus with respect to any amounts under the Bridge Facility so prepaid on or after the earlier of the first anniversary of initial utilization of the Bridge Facility and the occurrence of certain defined events, a 1.0% prepayment premium. The Commitment Letter is available on Equinox’s profile on SEDAR at www.sedar.com.”

Correction of Life of Mine Disclosure

Equinox wishes to clarify and retract certain publicly disclosed technical information previously disseminated. On February 2, 2011, Equinox issued a press release providing an update on the expansion strategy for the Lumwana copper mine in Zambia, which included a conceptual estimate of copper ore for the Chimiwungo deposit based on recent drilling results at Chimiwungo. The press release included a statement regarding an estimated mine life of the Lumwana project being in the range of 27 to 37 years at a 45 million tonne per annum processing rate using the conceptual estimate assumption. While National Instrument 43-101 – Standards of Disclosure for Mineral Projects permits the disclosure of a conceptual estimate of this nature, it does not allow it to be used for purposes of an economic analysis such as life of mine estimates. Similar disclosure was included in Equinox’s annual information form for the year ended December 31, 2010 incorporated by reference into the Circular, and in certain of Equinox’s other investor presentation materials. Equinox wishes to withdraw the life of mine statement and advises readers not to rely on it.

SCHEDULE 1

Equinox Minerals Limited

Unaudited Pro forma Consolidated Financial Statements

Unaudited Pro forma Consolidated Balance Sheet

As at December 31, 2010

in $000’s (USD)	Equinox Minerals Limited	Lundin Mining Corporation	Pro forma adjustments	Section C Notes		Equinox consolidated Pro forma
ASSETS
Cash and cash equivalents	319,476	198,909	(2,468,899)	(a	)	519,933
			39,402	(a	)
			2,698,967	(b	)
			25,251	(c	)
			(27,125)	(h	)
			(100,000)	(i	)
			(41,512)	(f	)
			(124,536)	(g	)
Restricted cash	3,337	—	(3,069)	(c	)	268
Accounts receivable	166,342	233,820	—			400,162
Prepayments	13,640	5,038	—			18,678
Inventories	98,826	31,688	—			130,514

Total Current Assets	601,621	469,455	(1,521)			1,069,555

Restricted cash	22,287	61,559	(22,182)	(c	)	61,664
Property, plant and equipment	2,548,211	1,254,434	2,510,303	(d	)	6,312,948
Goodwill (EuroZinc and Rio Narcea)	—	232,813	(232,813)	(d	)	—
Goodwill (on Equinox’s proposed acquisition of Lundin)			807,704	(d	)	807,704
Exploration and evaluation assets	66,000		—			66,000
Investments in other entities	—	1,742,875	—			1,742,875
Deferred tax assets	—	39,841	—			39,841
Other financial assets	4,176	32,411	—			36,587

Total Non Current Assets	2,640,674	3,363,933	3,063,012			9,067,619

TOTAL ASSETS	3,242,295	3,833,388	3,061,491			10,137,174

LIABILITIES
Accounts payable and accrued liabilities	119,714	135,283	—			254,997
Income tax payable	—	43,743	(41,097)	(g	)	2,646
Current portion of long term debt	123,209	2,512	(113,981)	(b	)	3,109,740
			3,200,000	(b	)
			(102,000)	(b	)
Current portion of asset retirement obligations	—	5,985	—			5,985
Current portion of deferred revenue	—	6,087	—			6,087
Current portion of derivative instruments	41,966	—	—			41,966
Other current liabilities	256,236	—	(100,000)	(i	)	156,236

Total Current Liabilities	541,125	193,610	2,842,922			3,577,657

Long term debt	295,567	37,152	(285,052)	(b	)	47,667
Income tax liability	8,960	—				8,960
Deferred tax liability	401,048	229,177	807,704	(d	)	1,437,929
Asset retirement obligation	10,500	107,684	—			118,184
Long term compensation	6,648	—	—			6,648
Deferred revenue	—	67,957	—			67,957
Provisions	—	18,816	—			18,816
Other payables	3,222	10,881	—			14,103

Total Non Current Liabilities	725,945	471,667	522,652			1,720,264

TOTAL LIABILITIES	1,267,070	665,277	3,365,575			5,297,922

Net Assets	1,975,225	3,168,111	(304,083)			4,839,253

SHAREHOLDERS EQUITY
Share capital	1,642,127	3,485,814	(3,485,814)	(e	)	4,760,534
			2,976,702	(a	)
			39,402	(a	)
			102,303	(h	)
Retained /(deficit) earnings	194,385	(543,587)	543,587	(e	)	69,434
			(41,512)	(f	)
			(83,439)	(g	)
Contributed surplus	15,192	30,895	(30,895)	(e	)	15,192
Accumulated other comprehensive income/(loss) (net of tax)	3,535	194,989	(194,989)	(e	)	3,535
Transactions with owners reserve	(11,344)		1,902	(h	)	(9,442)
Non-controlling interest	131,330	—	(131,330)	(h	)	—

TOTAL SHAREHOLDERS EQUITY	1,975,225	3,168,111	(304,083)			4,839,253

Unaudited Pro forma Consolidated Statement of Operations

For the year ended December 31, 2010

in $000’s (USD)	Equinox Minerals Limited	Citadel Resources Group	Notes (i)		Equinox / Citadel pro forma	Lundin Mining Corporation	Pro forma adjustments	Section C Notes		Equinox consolidated pro forma
Sales	1,046,787	—			1,046,787	849,223	—			1,896,010
Smelter treatment charges	(104,361)	—			(104,361)	—	—			(104,361)

Net Sales Revenue	942,426	—			942,426	849,223	—			1,791,649

Direct and indirect mining costs	(308,292)	—			(308,292)	(368,020)	—			(676,312)
Amortisation and depletion	(75,742)	—	(ii	)	(75,742)	(123,390)	(115,903)	(j	)	(315,035)
Royalties	(29,434)	—			(29,434)	—	—			(29,434)

Cost of sales	(413,468)	—			(413,468)	(491,410)	(115,903)			(1,020,781)

Expenses
Derivative (loss)/gain	(27,264)	—			(27,264)	10,223	—			(17,041)
Exploration	(6,010)	(6,742)			(12,752)	(23,624)	—			(36,376)
General and administration	(21,700)	(12,992)	(iii	)	(34,692)	(18,761)	—			(53,453)
Gain from equity investment in Tenke Fungurume	—	—	(iv	)	—	78,614	—			78,614
Gain on sale of investments and other assets	—	—			—	43,460	—			43,460
Financing costs	(37,592)	(722)			(38,314)	(8,763)	23,329	(k	)	(453,747)
					—		(328,000)	(k	)
							(102,000)	(b	)
Write-back of impairment of non-current assets	—	58,684			58,684	—	(58,684)	(m	)	—
Take-over transaction costs	(10,180)	(199)	(v	)	(10,379)	—	(41,512)	(f	)	(176,427)
							(124,536)	(g	)
Long term compensation expense	(4,675)	(1,059)			(5,734)	(2,333)	—			(8,067)
Other income/(expense)	(15,044)	(21,180)			(36,224)	(6,357)	—			(42,581)

Total Expenses	(122,465)	15,790			(106,675)	72,459	(631,403)			(665,619)

Income/(loss) before income tax and non-controlling interests	406,493	15,790			422,283	430,272	(747,306)			105,249
Income tax benefit/(expense)	(137,388)	(11,706)			(149,094)	(113,148)	225,283	(l	)	(36,959)

Net income/(loss) after tax	269,105	4,084			273,189	317,124	(522,023)			68,290

Notes:

i.	The results for Citadel exclude net costs of U.S.$6.14 million that were incurred post acquisition and as such are incorporated in the consolidated results of Equinox (refer to Section D for a reconciliation of Citadel’s actual results with those disclosed in the above table).
ii.	No Pro forma adjustment to earnings has been made to amortisation and depletion expense in respect to the fair value adjustment arising on the acquisition of Citadel as Citadel’s assets are not yet productive.
iii.	The take-over transaction costs of U.S.$6.03 million incurred by Citadel and incorporated into Equinox’s Statement of Operations for the year ended December 31, 2010 have not been adjusted in the Pro Forma Consolidated Statements of Operations.
iv.	The income expected from the Tenke Fungurume investment may be impacted (net of tax) by the assessment of the fair value of the investment at the acquisition date. The purchase price allocation associated with the acquisition of Lundin assumes that the book value of the investment fairly reflects the fair market value as at December 31, 2010. Refer to note (d) in Section C for the discussion of the pro forma treatment of the fair value uplift of the remaining assets and liabilities acquired.
v.	Equinox incurred transaction costs relating to the acquisition of Citadel of U.S.$10.4 million. This cost has not been adjusted in the Pro forma Consolidated Statement of Operations.

A. Basis of presentation

The Unaudited Pro forma Consolidated Financial Statements have been prepared in connection with the proposed acquisition of Lundin Mining Corporation (“Lundin”) by Equinox Minerals Limited (“Equinox”). The Unaudited Pro forma Consolidated Financial Statements have been prepared for illustrative purposes only and give effect to the acquisition by Equinox pursuant to the assumptions described in Section C to these Unaudited Pro forma Consolidated Financial Statements. The Unaudited Pro forma Consolidated Balance Sheet as at December 31, 2010 gives effect to the transactions by Equinox as if they had occurred as of December 31, 2010. The Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010 gives effect to the acquisition of Lundin by Equinox as if it was completed on January 1, 2010.

The Unaudited Pro forma Consolidated Financial Statements also include the acquisition of Citadel Resources Group Limited (“Citadel”) by Equinox which was acquired in December 2010. The Unaudited Pro forma Balance Sheet as at December 31, 2010 includes the acquisition of Citadel which Equinox has treated as a business combination. The Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010 gives effect to the acquisition of Citadel by Equinox as if it was completed on January 1, 2010.

The Unaudited Pro forma Consolidated Financial Statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The Unaudited Pro forma Consolidated Financial Statements do not reflect any special items such as integration costs or operating synergies that may be incurred or achieved as a result of the acquisition.

The pro forma adjustments and allocations of the purchase price for the proposed acquisition of Lundin are based on preliminary estimates of the fair value of net assets acquired. The final purchase price allocation will be completed after asset and liability valuations are finalised and may be materially different.

The Unaudited Pro forma Consolidated Balance Sheet and the Unaudited Pro forma Consolidated Statement of Operations (excluding Citadel) have been prepared in accordance with the recognition and measurement principles of Canadian generally accepted accounting principles (“Canadian GAAP”). The Canadian Accounting Standards Board has transitioned to the International Financial Reporting Standards (“IFRS”) effective January 1, 2011.

In preparing the Unaudited Pro forma Consolidated Balance Sheet and the Unaudited Pro forma Consolidated Statements of operations in accordance with the recognition and measurement principles of Canadian GAAP and Equinox’s accounting policies, the following historical information was used:

a)	the audited Consolidated Financial Statements of Equinox as of and for the year ended December 31, 2010 prepared in accordance with Canadian GAAP;

b)	the audited Consolidated Financial Statements of Lundin for the year ended December 31, 2010 prepared in accordance with Canadian GAAP;

c)	Citadel changed its annual reporting year end date from June 30 to December 31 during 2010. In order to derive the historical results of Citadel for the year ended December 31, 2010 the following information was used:

i.	the Unaudited interim Financial Statements of Citadel for the six-month period ended December 31, 2009 prepared in accordance with Australian Accounting Standards;

ii.	the audited Financial Statements of Citadel for the year ended June 30, 2010 prepared in accordance with Australian Accounting Standards; and

iii.	the audited Financial Statements of Citadel for the six-month period ended December 31, 2010 prepared in accordance with Australian Accounting Standards.

Apart from the write back of impairment on the Jabal Sayid asset in the Unaudited Pro forma Statement of Operations of Citadel (which occurred during the financial year ended December 31, 2010), Equinox believes that any differences in Citadel’s financial information arising from the application of Canadian GAAP to its historical information (prepared in accordance with Australian Accounting Standards, which also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board) are not material. This write back has been adjusted to conform accounting treatment (refer to note (m) in Section C).

No material differences between the accounting policies of Equinox and Lundin have been identified. No adjustments have therefore been made in the Unaudited Pro forma Consolidated Financial Statements in this respect. Certain reclassification adjustments have been made to the Unaudited Pro forma Consolidated Financial Statements to align the Financial Statement presentation between Equinox and Lundin.

Canada has adopted IFRS effective January 1, 2011. The impact of transitioning to IFRS is not expected to have a material impact on the Financial Statements of Equinox. The impact of transitioning to IFRS on the Financial Statements of Lundin is unknown.

The Unaudited Pro forma Consolidated Balance Sheet and the Unaudited Pro forma Consolidated Statement of Operations should be read in conjunction with the historical Financial Statements including the notes thereto, as listed above.

B. Acquisition of Lundin

On February 28, 2011, Equinox announced a proposal to acquire all the outstanding common shares of Lundin (the “Offer”). Under the Offer, the shareholders of Lundin have the option to receive consideration per Lundin share of either C$8.10 (U.S.$8.41) in cash or 1.2903 Equinox shares plus C$0.01 for each Lundin share, subject to a pro-rata cash consideration of approximately C$2,379 million (U.S.$2,469 million) and a maximum number of Equinox shares issued of approximately 379 million.

For the purpose of determining the preliminary purchase price allocation the following assumptions have been made:

i.	a cash consideration of C$2,379 million (U.S.$2,469 million) will be paid to Lundin shareholders; and

ii.	379,402,241 Equinox shares valued at C$2,868 million (U.S.$2,977 million) will be issued to Lundin shareholders. The number of Equinox shares to be issued is based on the number of outstanding Lundin shares as at February 23, 2011 and the assumed conversion of outstanding Lundin options.

Based on an Equinox share price as at April 5, 2011 of C$7.56 (U.S.$7.85), being the last practical date prior to lodgement, the assumed purchase price equates to a total consideration of U.S.$2,977 million in Equinox shares (379,402,241 shares) plus U.S.$2,469 million in cash. The purchase consideration for the proposed acquisition of Lundin will be measured as the fair value of the Equinox shares issued at the date of exchange. Consequently the value of the purchase consideration for accounting purposes will differ from the amount assumed in the Unaudited Pro forma Consolidated Balance Sheet due to future changes in the market price of Equinox shares.

The difference between the fair value of the purchase consideration transferred by Equinox (as discussed in the prior paragraph) and the book value of the net assets of Lundin has been treated as an increase in property, plant, and equipment.

The acquisition of Lundin, if completed, will be accounted for as a business combination with Equinox as the acquirer of Lundin. The Unaudited Pro forma Consolidated Financial Statements assume all incentive stock options of Lundin that existed prior to the acquisition will be exercised and will have accelerated vesting, upon the transfer of ownership interests.

The purchase price allocation is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the net assets acquired. The fair value of the net assets of Lundin to be acquired pursuant to the Offer will ultimately be determined after the closing of the transaction whereby Equinox will complete a full and detailed valuation of the Lundin assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarised as follows:

Acquisition of Lundin	US$ 000’s
Issuance of Equinox common shares	2,976,702
Cash consideration	2,468,899

Purchase price	5,445,601

The purchase price was allocated as follows:
Net working capital (includes cash of US$198.91 million)	314,213
Inventories	31,688
Investments	1,775,286
Goodwill	807,704
Net deferred tax liabilities	(997,040)
Interest bearing debt	(39,664)
Asset retirement obligation	(113,669)
Other Liabilities	(97,654)
Property, plant and equipment	3,764,737

Total purchase price allocated	5,445,601

Note:

The above pro forma adjustments have been based on publicly available information of Lundin with no access to Lundin company data.

In the pro forma calculations a C$/U.S.$ exchange rate of 1.0378 as at April 5, 2011 has been used.

The allocation of the purchase price above is based upon Equinox’s share price and the C$/U.S.$ exchange rate as at April 5, 2011, which is the last practical date prior to lodgement and subsequent to the announcement by Minmetals Resources Limited (“Minmetals”) on April 3, 2011 of its intention to make an offer to acquire Equinox.

These pro formas assume that Equinox is successful in its proposed acquisition of Lundin. One of the conditions of the proposed offer by Minmetals is that the Lundin acquisition does not proceed.

Equinox’s share price has increased since the announcement by Minmetals. Equinox’s share price on March 31, 2011 was C$5.74 (U.S.$5.91). If this share price was used in the allocation of the purchase price instead of the share price as at April 5, 2011:

i.	The purchase price of Lundin would reduce from U.S.$5,446 million to U.S.$4,689 million;

ii.	The uplift in the fair value of property, plant and equipment would reduce from U.S.$2,510 million to U.S.$1,754 million;

iii.	The uplift in the amortisation and depletion charge reported in the Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010 would reduce from U.S.$115.9 million to U.S.$81.0 million; and

iv.	The net income after tax reported in the Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010 would increase from U.S.$68.3 million to U.S.$92.8 million.

C. Effect of transactions on the Pro forma Consolidated Financial Statements

Pro forma Consolidated Balance Sheet

Acquisition of Lundin

The Unaudited Pro forma Consolidated Financial Statements incorporate the following Pro forma assumptions in relation to Equinox’s proposed acquisition of Lundin:

a)	The pro forma adjustment reflects:

i.	consideration of U.S.$2,469 million in cash and issue of 379,402,241 Equinox common shares valued at U.S.$2,977 million; and

ii.	receipt of cash of U.S.$39.40 million and issue of 5.8 million Lundin shares in relation to the exercise of options based on a strike price of C$6.55 (U.S.$6.80) per option.

b)	The pro forma adjustment reflects the bridging facility of U.S.$3,200 million required as part of the acquisition of Lundin less:

i.	repayment of Equinox’s existing long term debt of U.S.$399 million (excluding the existing lease liability of U.S.$19.7 million); and

ii.	transaction costs of U.S.$102 million.

Transaction costs of U.S.$102 million associated with the establishment and draw down of the bridging loan have been expensed in the Unaudited Pro forma Consolidated Statement of Operations on the basis of an assumption that the bridging loan will be refinanced at the conclusion of the twelve-month period included within the Unaudited Pro forma Consolidated Financial Statements. For the purposes of the Unaudited Pro forma Consolidated Statement of Operations, the transaction costs have been tax effected (refer to note (l)).

c)	Restricted cash of U.S.$25.25 million, currently held in a reserve account under the terms of a mining fleet finance agreement, has been re-classified as available cash as a consequence of the assumed repayment of the fleet finance agreement—refer to Note (b) above.

d)	The preliminary assessment of the acquisition of Lundin gives rise to an increase in the fair value of property, plant and equipment of U.S.$2,510 million as set out in the table below. As described in Section B, the assessment is subject to change once the fair value of net assets acquired has been determined. The impact on net income of this adjustment is discussed under the Unaudited Pro forma Consolidated Statement of Operations set out earlier in Schedule 1.

Lundin recognised goodwill of U.S.$233 million which resulted from the acquisition of EuroZinc Mining Corporation in 2006 and Rio Narcea Gold Mines Ltd in 2007. Under Canadian GAAP and IFRS, previously recognised goodwill is not regarded as an identifiable asset by a subsequent acquirer applying business combination accounting. For the purposes of the preliminary purchase price accounting this amount has therefore been included within property, plant and equipment.

In relation to the acquisition of Lundin based on the preliminary management estimate, goodwill of U.S.$808 million arises on the recognition of the deferred tax liability associated with the fair value uplift in property, plant and equipment.

Preliminary increase in the fair value of Lundin assets acquired	US$ 000’s
Property, plant and equipment	3,764,737
Less: Book value of property, plant and equipment	1,254,434

Adjustment to property, plant and equipment	2,510,303

e)	These pro forma adjustments eliminate the historical equity accounts of Lundin.

f)	The pro forma adjustment provides for the expensing of Equinox’s costs of the transaction totalling approximately C$40.0 million (U.S.$41.5 million). These costs have been assumed to be non-deductible for the purposes of calculating the pro forma income tax expense (refer to note (l)).

g)	The pro forma adjustment reflects a break fee of C$120 million (U.S.$124.5 million) which may be payable by Lundin to Inmet Mining Corporation (“Inmet”) now that Inmet has withdrawn its offer for Lundin. Other transaction costs which Lundin may have incurred have not been reflected in the pro forma adjustments. The break fee has been tax effected (refer to note (l)).

Acquisition of Citadel

The Unaudited Pro forma Consolidated Financial Statements incorporate the following pro forma adjustments in relation to Equinox’s proposed acquisition of Citadel:

h)	As at December 31, 2010 Equinox had acquired 89.5% of the issued capital of Citadel. The shareholders’ equity section of the Balance Sheet of Equinox as at December 31, 2010 included a non-controlling interest in the equity capital of Citadel of U.S.$131.33 million. An adjustment has been made to reflect the fact that Equinox has, in the period post December 31, 2010, acquired the 10.5% of the issued capital of Citadel which it did not already own as at December 31, 2010.

i)	On September 8, 2010, Citadel announced that agreement had been reached with joint venture partners Abdul Hadi Al Qahtani and Partners for Maritime Oilfield Service Limited (“AQM”) and Dr Said Al-Qahtani for Citadel to acquire the remaining 30% shareholding of Bariq Mining Limited for U.S.$112.5 million. This transaction was approved by shareholders on November 3, 2010 and a U.S.$12.5 million deposit paid in cash. Citadel has until June 30, 2011 to deposit into an escrow account the U.S.$100 million cash consideration necessary to complete this transaction. The Pro forma adjustment reflects the payment of U.S.$100 million for the remaining 30% interest in Bariq Mining Limited.

Unaudited Pro forma Consolidated Statement of Operations

Acquisition of Lundin

j)	As a result of the fair value adjustments (based upon the preliminary assessment of the fair value of the net assets to be acquired) arising on the acquisition of Lundin, Equinox will have additional amortisation and depletion charges relating to the Lundin mining assets acquired.

k)	The interest expense shown in the Unaudited Pro forma Consolidated Statement of Operations is calculated using the interest rates applicable to the bridging loan for the initial twelve month period, less the amount assumed to be saved on the repayment of Equinox’s debt facilities at January 1, 2010. No adjustment has been made to the Pro forma interest expense as a result of cash held or generated during the year.

l)	Income tax expense has been adjusted to reflect the related tax impact of the other adjustments to the Unaudited Pro forma Consolidated Statement of Operations.

Acquisition of Citadel

m)	The reversal of the impairment of Jabal Sayid has been adjusted because such a reversal is not permitted under Canadian GAAP.

D. Reconciliation of reporting period

The Unaudited Pro forma Consolidated Statement of Operations for the twelve-month period ended December 31, 2010 gives effect to the acquisition of Citadel by Equinox as if it was completed on January 1, 2010. Citadel previously had a financial reporting year end of June 30 but now reports as at December 31. Citadel therefore does not have a comparable twelve-month period to Equinox and Lundin. As such a pro forma reconciliation has been performed to reconcile Citadel’s Profit for the year ended December 31, 2010.

Citadel Income Statement

For the twelve months ended December, 31, 2010

	A$	A$	Total - A$	Total - US$	US$	US$	US$	US$
	Twelve months June 30, 2010	Less			Add	Twelve months December 31, 2010	Adjustment	Adjusted
$ in 000s		Six months December 31, 2009	Six months June 30, 2010	Six months June 30, 2010	Six months December 31, 2010		Revenue/ Expense December 31, 2010	Twelve months December 31, 2010
Exploration	(4,973)	(1,635)	(3,338)	(2,982)	(3,760)	(6,742)	—	(6,742)
General Administration	(8,679)	(4,760)	(3,918)	(3,501)	(9,508)	(13,009)	18	(12,992)
Financing costs	(1,101)	(323)	(778)	(695)	(1,223)	(1,918)	1,197	(722)
Incentive stock options	(972)	(230)	(743)	(663)	(395)	(1,059)	—	(1,059)
Write-back of impairment of non-current assets	—	—	—	—	58,684	58,684	—	58,684
Take-over transaction costs	—	—	—	—	(6,228)	(6,228)	6,029	(199)
Other income / (expense)	(611)	(175)	(436)	(389)	(19,687)	(20,076)	(1,104)	(21,180)

Income/(loss) before income tax expenses	(16,335)	(7,123)	(9,213)	(8,232)	17,882	9,651	6,139	15,790
Income tax benefit	(2,531)	(2,565)	34	31	(11,737)	(11,706)	—	(11,706)

Income/(loss) after tax from continuing operations	(18,866)	(9,688)	(9,178)	(8,201)	6,146	(2,055)	6,139	4,084

Note: The adjustments in the above table include items of revenue and expense included in Equinox’s net income shown in the Unaudited Pro forma Consolidated Statement of Operations for the year ended December 31, 2010. Citadel changed its functional currency to U.S.$ from July 2010.

In preparing Citadel’s income statement to align with Equinox and Lundin’s December 31, Statement of Operations the average exchange rate for the period January 1, 2010 to June 30, 2010 being 0.8935 (based on the Reserve Bank of Australia’s published historical rates) has been used to convert Citadel’s A$ equivalent to U.S.$.

E. Equinox shares outstanding and earnings per share

The average number of shares used in the computation of Pro forma basic and diluted earnings per share has been determined as follows:

	Basic December 31, 2010	Diluted December 31, 2010
Weighted average number of Equinox shares (000’s) issued and outstanding	710,209	721,714
Equinox’s shares issued to acquire Citadel	169,234	169,234
Equinox’s shares to be issued to acquire Lundin	379,402	379,402

Pro forma basic weighted average shares of Equinox	1,258,845	1,270,350
Pro forma adjusted income/(loss)	68,290	68,290

Pro forma adjusted income/(loss) per share	0.05	0.05

Note: The calculation of Equinox shares outstanding and earnings per share does not include one-off transaction costs and the effect of the fair value uplift impacts as described in Section C.

IMPORTANT

Shareholders, brokers and other interested parties are encouraged to direct questions and requests for assistance to the Proxy Solicitation Agents:

Option A:

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